SHIELDWISE

AI security that sees hidden threats


SHIELDWISE
DEFENDER ONE

shieldwise.co Palatine, IL

Technology B2B SaaS Hardware AI

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. AI-powered camera that detects concealed weapons under clothing and inside bags.
2. $20B+ global security market with growing demand for safety tech.
3. Designed to help protect schools, airports, stadiums, hospitals, and government facilities.
4. Non-invasive screening that keeps people moving without metal detectors or pat-downs.
5. Recurring SaaS revenue through AI software subscriptions, analytics, and continuous updates.
6. Working prototype in development with live AI detection and real-time alerts.
7. Scalable hardware and software platform built for nationwide deployment.
8. Building the future of proactive public safety through AI and multi-sensor technology.

Featured Investor



Nasrin Gharajeh Follow

Believer in innovation, integrity, and impact-driven entrepreneurship

"I'm investing in Shieldwise because I believe in its powerful mission to make schools, airports, and public spaces safer through cutting-edge AI technology. Shieldwise is addressing one of the most critical challenges of our time with an innovative, scalable solution that blends technology, responsibility, and impact. I'm proud to support this vision and confident in its potential to protect lives and transform public safety worldwide."

& 3 more

Team



Ali Hosseinzadeh Founder and CEO SPV Voting Proxy

Founder of AH Technology, with years of experience in IT services, cybersecurity, and building startups. Now leading Shieldwise to bring AI-powered weapon detection to schools, airports, and public spaces.

shieldwise.co

Pitch Deck



SHIELDWISE
The AI-Powered Weapon Detection Cameras

Shieldwise



SHIELDWISE
The AI-Powered Weapon Detection Cameras



Executive Summary
Shieldwise has developed an operational prototype combining AI and multi-sensor detection cameras. Our technology combines high-resolution imaging, advanced AI algorithms, and multi-sensor fusion to detect concealed weapons in real-time. Designed for public security spaces like schools, airports, and event venues, Shieldwise provides a proactive approach to threat detection, reducing risks and improving response times.
With a scalable business model, Shieldwise generates revenue through hardware sales, installation services, and a recurring subscription for AI software updates and analytics, positioning itself for nationwide adoption.



The Security Gap
Public Safety Risks
Increasing threats in schools, airports, and public venues
Concealed weapons remain difficult to identity quickly
High-traffic environments create security vulnerabilities
Inefficient Screening Processes
Traditional checkpoints create delays and bottlenecks
Manual screening in invasive and labor-intensive
Existing systems struggle to scale efficiently
Demand for Smarter Security
Organizations seek faster, privacy-focused screening
Rising investment in A)-driven public safety technologies
Need for proactive real-time threat detection
© 2026. All Rights Reserved



Airport Security Bottlenecks
SHIELDWISE
High passenger volume. Manual processes. Long delays. It's time for a smarter solution.
CURRENT PROCESS
Security Checkpoint
FUTURE WITH SHIELDWISE AI SCREENING





Long Lines & Bottlenecks
High passenger volume leads to congestion and extended wait times.

Manual Screening Delays
Physical inspection and manual processes slow down throughput.

Security & Operational Pressure
Increasing threats and staffing limitations strain existing systems.

Streamlined Passenger Flow
Faster screening process reduces wait times and congestion.

Enhanced Security
AI-driven detection helps identify threats more effectively and consistently.

Operational Efficiency
Reduces manpower strain and improves overall checkpoint performance.

Millions of passengers pass through TSA checkpoints daily, creating operational pressure and long wait times.

2.9M+ Passengers screened daily (TSA)

30–60 Min Average wait time during peak hours

Rising Passenger volume year over year

SHIELDWISE

THE SOLUTION

Shieldwise Security Cameras

Shieldwise provides an AI-powered solution that offers

Real-Time Detection
Cameras identify concealed weapons (e.g., guns, knives) under clothing or in bags with AI-driven accuracy.

Non-Invasive Screening
Unlike manual searches, Shieldwise cameras use thermal and imaging sensors, ensuring privacy and minimal disruption.

Wide Applicability
Ideal for schools, airports, public transportation hubs, event venues, and government buildings.

Nationwide Scalability
Designed for deployment across the U.S., meeting the growing demand for advanced security technologies.

SHIELDWISE

Competitive Landscape

Defender One Differentiator

Designed to combine concealed-weapon detection with continuous, camera-style monitoring- without requiring a traditional security checkpoint.

Defender One is designed to deliver concealed-weapon beyond the checkpoint through a more Flexible, scalable, and potentially lower-cost camera-style deployment.

	Defender One	Evolv	Xtract One	ZeroEyes
Primary technology	AI + imaging + multi-sensor fusion	AI + advance sensors	AI + passive magnetic sensor	Computer vision AI
Concealed weapon detection	✓	✓	✓	✓
Under clothing	✓	✓	✓	✗
Inside bags	✓	Limited	Limited	✗
Before weapon is visible	✓	✓	✓	✗
No checkpoint required	✓	✗	✗	✓
Existing cameras	✗	✗	✗	✓
Camera-style development	✓	✗	✗	✓
Continuous monitoring	✓	✗	✗	✓
Human verification before alert	✗	✗	✗	✓
Web/software platform	✓	✓	✓	✓
Lower-cost deployment	Designed for	Higher-cost screening system	Higher-cost screening system	Subscription-based

---

SHIELDWISE

Target Market

The global market for security technology is expected to reach $20 billion by 2030, driven by increasing safety concerns and government mandates. Shieldwise is uniquely positioned to capture this demand.

Schools and Universities
Enhanced safety for students, teachers, and staff, meeting increasing safety budgets.

Airports
Faster, automated security screening processes for high-traffic environments.

Public Spaces
Event venues, government buildings, and transportation hubs seeking scalable and efficient security solutions.

SHIELDWISE

Revenue Model

Hardware Sales

Price per Camera
$5,000-$10,000 per unit, depending on configuration.

Target Average Sale
- ✓ Large facilities (airports, universities) typically require dozens of units, while small institutions (schools, offices) may need fewer units.

Subscription for Software Usage

Monthly Fee
$300 per camera for AI software updates, data analytics, and real-time alert integration.

Services Included
- ✓ Regular updates to AI models for better detection accuracy.
- ✓ Access to analytics dashboards for security monitoring.
- ✓ 24/7 customer support and maintenance.

Installation Services

One-Time Fee
$1,000-$2,000 per camera for installation, setup, and configuration.

Additional Revenue
- ✓ Installation fees ensure consistent deployment quality and create an additional revenue stream.

SHIELDWISE

Revenue Example

For a typical medium-sized client (e.g., a high school or small airport):

→ Hardware Sales	20 cameras @ $7,500 each =	$150,000
→ Installation Fees	20 cameras @ $1,500 each =	$30,000
→ Annual Subscription Revenue	20 cameras @ $300/month =	$60,000/year

→ Total First-Year Revenue per Client | $240,000

This hybrid model creates both upfront revenue (hardware and installation) and long-term recurring income (subscriptions).

Go-to-Market Strategy

Pilot Programs
Launch pilot projects in high-visibility locations like schools or airports to demonstrate effectiveness.

Partnerships
Collaborate with security firms, government agencies, and education boards for market penetration.

Sales Strategy
Employ direct sales to institutions and partner with distributors for nationwide reach.

Marketing Campaigns
- Focus on Awareness: Highlight the need for advanced security in public spaces.
- Targeted Advertising: Use online and offline channels to reach decision-makers in education and public security sectors.


SHIELDWISE
DEFENDER ONE
DEFENDER ONE

Leadership Team

Shieldwise combines expertise in AI, hardware integration, software development, and public safety technologies.



Ali Hosseinzadeh - Founder & CEO
Ali Hosseinzadeh is a technology entrepreneur with experience building and operating technology businesses and working with organizations across IT, cybersecurity, and infrastructure. He founded Shieldwise with a vision to use AI and advanced sensing technologies to improve public safety. As Founder & CEO, Ali leads Shieldwise's strategy, product development, fundraising, partnerships, and commercialization of Defender One.

Shima Mehrvar
Machine Learning Engineer
- Supporting AI model development
- Assisting with object classification and detection workflows
- Contributing to AI training and system optimization

Steve Huang
AI & Hardware System Lead
- Leading multi-sensor integration and AI system architecture
- Experience with embedded systems and AI development
- Responsible for prototype engineering and detection systems

Pejman Aghalipour
Senior Software Engineer
- Developing web platform and mobile application
- Building real-time alert and monitoring infrastructure

Shawn Parman
Industrial & Product Design
- Designing Shieldwise camera housing and deployment-ready camera design
- Supporting scalable production-oriented design

Development Progress & Core Operations

Shieldwise is actively advancing AI detection systems, software infrastructure, hardware integration, and commercialization readiness for pilot deployment.

- 01 AI Detection Systems
- 02 Software Platform Development
- 03 Hardware Integration
- 04 Data & Analytics Infrastructure
- 05 Security and Compliance Readiness
- 06 Industrial & Product Design
- 07 Deployment & Operations
- 08 Commercialization & Partnerships

Funding Requirement

To accelerate Shieldwise commercial launch, we are seeking $5 million in seed funding to support

Manufacturing & Scaling - $2.0M | 40%
Preparing for production, supply chain setup, hardware manufacturing, and scalable deployment infrastructure.

25% | $1.25M - AI Development & Optimization
Enhancing AI classification capabilities for identifying objects with higher accuracy and real-time performance.

Software Platform Development - $750K | 15%
Expanding the development of Shieldwise's web and mobile platform for camera management, real-time alerts, analytics dashboard, and secure multi-location monitoring.

20% | $1.0M - Pilot Program & Deployment
Launching pilot deployments in schools, airports, and public venues for real-world validation and customer onboarding.

We are raising $500k of the total round through Wefunder.

SHIELDWISE

Thank you

Contact us!

info@shieldwise.co
www.shieldwise.co

Forward-looking projections cannot be guaranteed.